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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended(1)					Nine Months Ended September 30, 2010(2)
	2005	2006	2007	2008	2009
Net income (loss) before income taxes	$(14,343)	$(29,038)	$(23,796)	$(67,685)	$(8,006)	$5,997
Plus fixed charges:
Interest expense	37	430	1,160	943	632	131
Amortization of debt issue costs	—	—	37	110	107	146
Estimated interest within rental expense	620	981	1,305	1,329	1,297	709

Total fixed charges	657	1,411	2,502	2,382	2,036	986

Adjusted net income (loss) before Income taxes	$(13,686)	$(27,627)	$(21,294)	$(65,303)	$(5,970)	$6,983
Fixed charges	(657)	(1,411)	(2,502)	(2,382)	(2,036)	(986)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	7.1

Deficiency of earnings to fixed charges	$(14,343)	$(29,038)	$(23,796)	$(67,685)	$(8,006)	N/A

(1)
The calculation of ratio of earnings to fixed charges is not applicable for the years ended 2005-2009 since Caliper has been in a loss position for these years.

(2)
The nine months ended September 30, 2010 included a gain on divestiture of $11,387. If excluded, the Ratio of Earnings to Fixed Charges would have been n/a and the Deficiency of Earnings to Fixed Charges would have been $5,390.

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  EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges (In thousands)